UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liquidia Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

53635D202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	Schedule 13G

1	Names of Reporting Persons Xeraya LT Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,395,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,395,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.5%

12	Type of Reporting Person CO

CUSIP No. 53635D202	Schedule 13G

1	Names of Reporting Persons Pulau Manukan Venturcs Labuan Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Labuan, Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,395,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,395,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.5%

12	Type of Reporting Person CO

CUSIP No. 53635D202	Schedule 13G

1	Names of Reporting Persons Fares Zahir

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,395,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,395,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.5%

12	Type of Reporting Person IN

CUSIP No. 53635D202	Schedule 13G

Item 1.
	(a)	Name of Issuer: Liquidia Technologies, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 419 Davis Drive, Suite 100 Morrisville, North Carolina 27560

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Xeraya LT Ltd (“Xeraya LT”)

Pulau Manukan Ventures Labuan Ltd. (“PMVL”)

Fares Zahir

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Xeraya Capital Sdn Bhd, 26.03-26.08, Level 26, G Tower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
	(c)	Citizenship of each Reporting Person is: Xeraya LT is organized under the laws of the Cayman Islands, PMVL is organized under the laws of Labuan, Malaysia and Fares Zahir is a citizen of Malaysia.
	(d)	Title of Class of Securities: Common Stock, $0.001 par value (“Common Stock”).
	(e)	CUSIP Number: 53635D202

Item 3.
Not applicable.

CUSIP No. 53635D202	Schedule 13G

Item 4.	Ownership.

(a-c)

The following sets forth, as of the date of this Schedule 13G, the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 18,656,920 Common Stock outstanding as of November 8, 2019.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xeraya LT Ltd	1,395,388	7.5%	0	1,395,388	0	1,395,388
Pulau Manukan Ventures Labuan Ltd.	1,395,388	7.5%	0	1,395,388	0	1,395,388
Fares Zahir	1,395,388	7.5%	0	1,395,388	0	1,395,388

Xeraya LT is the record holder of the shares reported herein. PMVL is the holding company of Xeraya LT and Mr. Zahir is a director of Xeraya LT and has investment authority with respect to the securities held by Xeraya LT. As a result, each of PMVL and Mr. Zahir may be deemed to share beneficial ownership of the Common Stock beneficially owned by Xeraya LT.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 53635D202	Schedule 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020
Xeraya LT Ltd

By:	/s/ Fares Zahir
Name:	Fares Zahir
Title:	Authorised Signatory

Pulau Manukan Ventures Labuan Ltd.

By:	/s/ Fares Zahir
Name:	Fares Zahir
Title:	Authorised Signatory

/s/ Fares Zahir
Fares Zahir

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (incorporated by reference to the Schedule 13G filed by the Reporting Persons on September 11, 2018).